555 West Adams Street
Chicago, IL 60661 transunion.com

May 13, 2013

Via EDGAR Correspondence

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington D.C. 20549

Re:	Comment Letter – TransUnion Holding Company, Inc. Forms 10-K and 10-K/A filed
February 25 and April 8, 2013 (File No. 333-182948); TransUnion Corp. (together with
TransUnion Holding Company, Inc., “TransUnion”) Form 10-K filed February 25, 2013
(File No. 333-172549)

Dear Mr. Spirgel:

As discussed with your colleague Joseph Kempf on Friday, May 10, in connection with the comment letter dated May 1, 2013 relating to the filings referred to above, TransUnion intends to respond to the comments by no later than Monday, May 20, 2013.

Please do not hesitate to contact me at (312) 985-3189 or mforde@transunion.com if you have any questions or if I can be of any assistance at this time

Sincerely,

/s/ MICK FORDE

Mick Forde

Vice President – Corporate Law

& Assistant Secretary

cc:	Joseph M. Kempf, Securities and Exchange Commission
Gordon E. Schaechterle, TransUnion Holding Company, Inc.